Titan Medical Granted Patent Related to Instrument End-Effector for Use in Robotic Surgery

TORONTO, Feb. 27, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), has been granted Canadian Patent No. CA 2,982,615, titled “End Effector Apparatus for a Surgical Instrument.” This patent is related generally to a novel end-effector actuation mechanism, especially suitable for small instruments, such as those used in laparoscopic and robotic surgery. A corresponding patent application is pending in the U.S. With the issuance of this patent, the Company has ownership of 21 issued patents and has 49 patent applications pending.

David McNally, President and CEO of Titan Medical said, “Last year, we were granted our first patents related to our single port robotic surgical system and we are pleased to continue the building of our patent estate in 2018. This invention potentially allows us a unique means for actuating a small-scale end-effector, something that is critical when working with smaller instruments for single-port surgery. We expect to expand our patent portfolio with a corresponding favorable grant of the pending U.S. patent application, as well as through additional grants and filings covering innovative single-port related technologies.”

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

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LHA Investor Relations
Kim Sutton Golodetz
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Bruce Voss
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